Exhibit 99.1

PartnerRe Ltd. Announces Closing of Fixed-Rate Reset Junior Subordinated Notes Offering and Delivery of Notice of Redemption

PEMBROKE, Bermuda, September 22, 2020 – PartnerRe Ltd. (“PartnerRe”) announced today that its subsidiary, PartnerRe Finance B LLC (“Finance B”), has completed its offering of $500 million aggregate principal amount of 4.500% Fixed-Rate Reset Junior Subordinated Notes due 2050 (the “Notes”). The Notes are unsecured junior subordinated obligations of Finance B and are fully and unconditionally guaranteed by PartnerRe on an unsecured junior subordinated basis.

As previously announced, PartnerRe intends to use the net proceeds from the offering for general corporate purposes, including to redeem its outstanding 5.875% Series F Non-Cumulative Preferred Shares (the “Series F Preferred Shares”), as well as the repayment of other indebtedness.

In that regard, PartnerRe Ltd. also announced that it expects to redeem all of its outstanding Series F Preferred Shares on October 22, 2020, at a redemption price of $25 per share, plus an amount equal to the portion of the quarterly dividend attributable to the current dividend period to, but excluding, October 22, 2020. From and after October 22, 2020, the Series F Preferred Shares will cease to be entitled to dividends, except to the extent provided in the certification of designation governing the Series F Preferred Shares.

Payment of the redemption price will be made upon presentation and surrender of the Series F Preferred Shares to Computershare Shareowner Services, Redemption Agent, by mail or by overnight delivery to 150 Royall Street, Canton, MA 02021, Attention: Reorg Dept.

This press release is for informational purposes only and does not constitute an offer to sell or a solicitation of an offer to buy, any of the securities described herein or a notice of redemption under the certificate of designations governing the Series F Preferred Shares. This press release is qualified in its entirety by reference to the notice of redemption issued by PartnerRe.

PartnerRe Ltd. Wellesley House, 90 Pitts Bay Road Pembroke, Bermuda HM 08	Telephone +1 441 292 0888 Fax +1 441 292 6080

This press release may contain forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, and which are made pursuant to the safe harbor provisions of the United States Private Securities Litigation Reform Act of 1995. These statements are based on the beliefs and assumptions of our management. Generally, forward-looking statements include information concerning possible or assumed future actions, events or our results of operations. Forward-looking statements are subject to significant business, economic and competitive risks and uncertainties that could cause actual results to differ, potentially materially, from those reflected in such forward-looking statements. Forward-looking statements are not guarantees of performance. We caution that undue reliance should not be placed on any forward-looking statements, which speak only as of the date of this press release. We do not undertake any duty or responsibility to update any of these forward-looking statements to reflect events or circumstances after the date of this press release or to reflect actual outcomes. Additional factors that may affect future results and conditions are described in our filings with the SEC, including our Annual Report on Form 20-F for the year ended December 31, 2019.

PartnerRe Ltd. is a leading global reinsurer that helps insurance companies reduce their earnings volatility, strengthen their capital and grow their businesses through reinsurance solutions. Risks are underwritten on a worldwide basis through the Company’s three segments: P&C, Specialty, and Life and Health. For the year ended December 31, 2019, total revenues were $7.9 billion. At June 30, 2020, total assets were $25.2 billion, total capital was $8.3 billion and total shareholders’ equity was $6.9 billion. PartnerRe maintains strong financial strength ratings as follows: A.M. Best A+ / Moody’s A1 / Standard & Poor’s A+.

Contacts:	PartnerRe Ltd.
(441) 292-0888
Media Contact: Celia Powell Investor Contact: Ryan Lipschutz

PartnerRe Ltd. Wellesley House, 90 Pitts Bay Road Pembroke, Bermuda HM 08	Telephone +1 441 292 0888 Fax +1 441 292 6080